FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number 2-68279
RICOH COMPANY, LTD.
(Translation of Registrant’s name into English)
13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☑            Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)
(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐            No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ricoh Company, Ltd. (Registrant)

Date: June 3, 2010	By:	/s/ Takashi Nakamura
		Name:	Takashi Nakamura
		Title:	Corporate Senior Vice President General Manager of Personnel Division

(Translation)
(Securities Code: 7752)
June 3, 2010
NOTICE OF
110TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
Dear Shareholder,
The Company would hereby like to inform you that the 110th Ordinary General Meeting of Shareholders will be held as follows, and would be grateful if you could attend the meeting.
Those who will not be able to attend the meeting on the day are kindly requested to consider the appended “Reference Material for Ordinary General Meeting of Shareholders” and exercise their voting rights in writing or via the Internet no later than 5:30 p.m., Thursday, June 24, 2010.
[Exercise of voting rights in writing]
Please indicate your “approval or disapproval” for each of the proposals on the voting form enclosed herewith and return the form by the above-mentioned deadline.
[Exercise of voting rights via the Internet]
Please access the website designated by the Company for the Exercise of Voting Rights (http://www.web54.net), use the “Voting right exercise code” and “Password,” both shown in the voting form, and enter your approval or disapproval for each of the proposals following the instructions displayed on the screen.
When exercising your voting rights through the Internet website, please read “Guidelines for Exercise of Voting Rights via the Internet” on pages 52 and 53.
Yours faithfully,

Shiro Kondo,
Representative Director,
President and Chief Executive Officer
Ricoh Company, Ltd.
1-3-6 Nakamagome, Ohta-ku, Tokyo

1. Date and Time:	Friday, June 25, 2010, from 10:00 a.m.

2. Venue:	Ricoh’s registered head office: 1-3-6 Nakamagome, Ohta-ku, Tokyo

3. Purpose:

Items to be reported:	1.
The Business Report, Consolidated Financial Statements and the results of the audit of the Consolidated Financial Statements by Accounting Auditors and the Board of Corporate Auditors for the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010)

	2.	The Non-Consolidated Financial Statements for the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010)

Items to be resolved:

Agenda 1:	Appropriation of surplus
Agenda 2:	Election of eleven (11) Directors
Agenda 3:	Election of two (2) Corporate Auditors
Agenda 4:	Election of one (1) Substitute Corporate Auditor
Agenda 5:	Payment of bonuses to Directors
4. Treatment of voting rights
(1)
When voting rights are exercised both in writing and via the Internet, the vote received later shall be deemed effective. However, if votes are received on the same day, the vote registered via the Internet shall be deemed effective.

(2)	When voting rights are exercised via the Internet more than once, the last vote shall be deemed effective.

Notes:

1.	Shareholders are requested to submit the appended voting form at the reception desk when attending.

2.
If there is any revision to the Reference Material for Ordinary General Meeting of Shareholders, Business Report, Consolidated and Non-consolidated Financial Statements, notification of such revision will be given on the Company’s website (http://www.ricoh.co.jp/IR/).

This English translation is an abridged version of the original notice in Japanese. In the event of any discrepancy, the Japanese version shall prevail.

To Our Shareholders
I would like to take this opportunity to express our sincere appreciation for our shareholders’ continuous support to us in delivering our business report for 110th business term, from April 1, 2009 to March 31, 2010.
Despite the recovery in the global economy from the period of sharp economic downturn caused by a synchronous global slowdown, generally harsh economic conditions remain. Consolidated net sales of the Ricoh Group for the fiscal year under review amounted to ¥2,016.3 billion, which represents a decrease of 3.6% from the previous year on the back of a drop in sales across all segments including Imaging & Solutions, Industrial Products and other segments.
Net income attributable to Ricoh Company, Ltd. was ¥27.8 billion, an increase of 326.8% from previous year and which included an improvement of non-operating income.
With regard to dividends, we would like to propose a year-end dividend of ¥16.50 per share at the 110th Ordinary General Meeting of Shareholders. In addition to the interim dividend of ¥16.50 per share already disbursed, the total dividend for the fiscal year under review would amount to ¥33 per share, the same amount as the previous fiscal year.
It is true that there are various uncertain factors such as economic trends and foreign exchange fluctuations, but the Ricoh Group is determined to do the utmost efforts to achieve consolidated net sales of ¥2,050 billion and net income attributable to Ricoh Company, Ltd. of ¥35 billion in the fiscal year ending March 31, 2011.
Under the 16th Mid-Term Plan in which we announce our vision of the three years from the fiscal year ended March 2009, the Ricoh Group strove to achieve further growth and development through customer value creation and highly efficient management. By implementing these initiatives, we aim to meet the expectations of our shareholders.
We look forward to your support and encouragement to the Company from now on.

Sincerely,

June 2010

Masamitsu Sakurai,
Chairman of the Board and
Representative Director, Chairman

Shiro Kondo,
Representative Director, President
and Chief Executive Officer

Reference Documents Attached to Notice of 110th Ordinary General Meeting of Shareholders
Business Report for 110th Business Term
(April 1, 2009 — March 31, 2010)
(The following is an unofficial English translation of the Reports for the 110th Fiscal Year of the Company. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)
1. Status of the Ricoh Group
(1) Operating conditions for the fiscal year under review
(i) Operating progress and results
•	Overview

•	Business Environment
Despite the recovery in the global economy from the period of sharp economic downturn caused by a synchronous global slowdown, generally harsh economic conditions remain. Evidence of the effects of economic stimulus measures implemented in various countries were finally observed in the second half of the fiscal year with most the U.S. and European countries showing signs of economic recovery. China, led by its domestic demand, maintained a high level of economic growth and, together with other emerging economies, became a driving force of the global economy. Despite a shift towards economic recovery in Japan bolstered by exports, full-scale recovery as measured by capital investment and consumer spending has not been attained. On the foreign exchange markets, the yen has remained strong following its rapid appreciation. In comparison to the previous fiscal year, the yen has significantly appreciated against both the U.S. dollar and the euro.
•	Ricoh Group Vision
Ricoh announced a group vision “Winner in the 21st Century” (Build a strong global RICOH brand), and aims to gain the strong trust of customers by continually contributing to greater customer productivity and knowledge creation, thereby continuing to grow and develop. To these ends, Ricoh will provide innovative products and services for all customers who handle information at work and in their lives, based on the Ricoh values of “Harmonize with the environment”, “Simplify your life and work”, and “Support knowledge creation”.)
•	Medium and Long Term Management Strategy
In the Imaging and Solutions, Ricoh plans to utilize its strengths such as customer contact capabilities, excellent product line, ability to propose solutions, global business development abilities, and image processing technologies, to respond to increasingly diverse needs of more customers, and strengthen its business foundations.
Specifically, “Work flow”, “Security”, “TCO (Total Cost of Ownership)”, “Compliance”, and

“Environment” are important issues for customers. Ricoh will focus on these to provide greater customer value.
For example, Ricoh helps customers to improve their business productivity through the construction and implementation of systems for the centralized storage, search and output of documents, the operation of client’s on-site print and copy centers, and the management of distributed output devices, as well as IT services that include IT introduction, operation support, and security and business continuity solutions.
Production printing business has continued to strengthen. Ricoh provides optimum solutions for dealing with individual client requests including improvements to workflow.
Ricoh is upgrading color laser printers and GelSprinterTM line of color-inkjet printers to boost growth of its low-end business, and accelerating the production printing business, thus expanding its business areas in the printing market.
In the Industrial Products, allocation of the resources is focused on businesses where large growth is expected. Ricoh will put efforts into strengthening cooperation between diverse technical fields and business areas in order to create new businesses.
Furthermore, Ricoh will make further advances in business development in emerging markets, especially in China, in both the Imaging and Solutions segment and Industrial Productions segment.
In order to increase and create customer value and boost our earning power across our various businesses, it is important to secure competitive superiority through technology. Ricoh will continue to actively undertake new initiatives designed to strengthen its technical abilities.
•	New Products from Imaging & Solutions
In the Imaging and Solutions market, Ricoh continued to introduce new products and further enhance its product line throughout the fiscal year under review.
Ricoh introduced the “imagio MP C7501 series” of digital color copiers which, because of their high color copy speed of 70 pages per minute and high image quality, are able to meet not only the centralization needs of the printing equipments in a office, but also needs for high volume printing of a centralized copy room in a large company or light production needs of a copy business. We also launched the “imagio MPC1800 series” of copiers for use in personal offices or small-scale business offices which, while comprising state-of-the-art functions, are designed principally to offer our customers a more compact device with low introduction and operation costs. Moreover, Ricoh launched the “imagio MP 6001GP” which is a copier that, in a world first, uses a toner comprising a manufacturer-approved biomass-derived material.
By achieving excellent environmental performance, higher image quality, and advanced security functions in these new product launches, Ricoh’s stronger product line has led it to attain large market shares in color copier/multifunction equipment markets in Japan and overseas.
Ricoh also introduced a unique new color printer, the GelSprinterTM “IPSiO GX e3300 series”. These printers afford high-speed, high-image quality, low-cost printing suitable for a range of industries and tasks, and for distributed printing in the office.

•	Further improvement of customer satisfaction
According to a “2009 Japan Color Copier Customer Satisfaction Survey” carried out by the customer satisfaction survey agency J.D. Powers Asia-Pacific, Ricoh products were ranked first in both the large company and small/medium company components. Ricoh also ranked highest in the “2009 Japan Color Printer Customer Satisfaction Survey”. Ricoh continues to reinforce and promote product initiatives designed with needs and expectations of its customer in mind.
•	Expansion of growth business areas
With the future business expansion of our production printing business in mind, Ricoh has developed group- wide business infrastructures which include management resources acquired through M&A — for the development and sales and so on of its production printing business.
In the Industrial Products segment, Ricoh has embarked on the development of new device and module businesses which are to be based on the cooperative planning, development/production and sale of, among others, semiconductors, electronic component and optical equipments.
As part of our efforts to increase customer value in the area of network communications including video and audio communications, Ricoh has entered the projection system business. Utilizing our optical and machining technologies built up over many years, our expansive customer base, and global network of sales and maintenance services, we will develop businesses that offer services ranging from the manufacture of component parts and equipment main bodies to the sale of projector and, furthermore, to system solution proposals for dealing with individual customer needs.
•	Performance in the fiscal year under review
Net sales amounted to ¥2,016.3 billion, down 3.6% from the previous year. Operating income was down 11.5% year on year to ¥65.9 billion. In non-operating income (loss), a reduction in foreign exchange loss from the previous fiscal year was recorded, and income before income taxes and equity in earnings of affiliates was up 85.9% from the previous year to ¥57.5 billion. Net income attributable to Ricoh Company, Ltd. increased by 326.8% from the previous year to ¥27.8 billion.
•	Social Action Programs
Part of the company’s profits has been set aside for the Social Action Program Fund, which focuses on the two areas of “global environmental preservation” and “training youth”. To this end, Ricoh has continued to run various social action programs such as “Preservation of the forest ecosystem”, “The Ichimura Nature School Kanto” and “The Ricoh Science Caravan”.

•	Consolidated sales by category (consolidated basis)

Category	Sales (billions of yen)	Percentage of total	Change (%)
Imaging Solutions	1,516.1	75.2	-5.2
Network System Solutions	274.0	13.6	16.9
Imaging & Solutions	1,790.2	88.8	-2.3
Industrial Products	101.6	5.0	-12.0
Other	124.4	6.2	-13.0

Total	2,016.3	100.0	-3.6

Japan	876.5	43.5	-6.6
Overseas	1,139.7	56.5	-1.2
The Americas	557.6	27.7	10.9
Europe	458.5	22.7	-12.4
Other	123.4	6.1	-2.8
Imaging & Solutions (down 2.3% year on year to ¥1,790.2 billion)
In the Imaging & Solutions segment, which consists of Imaging Solutions and Network System Solutions, various efforts were made, including strengthening of the sales structure and a steady expansion of new business areas, but economic downturn and the appreciating yen affected the performance of this segment. As a result, net sales decreased by 2.3% from the previous fiscal year to ¥1,790.2 billion. Net sales excluding the impact of the foreign exchange fluctuations are estimated to increase by 2.8% from the previous fiscal year.

Imaging Solutions (down 5.2% year on year to ¥1,516.1 billion)

Trends in consolidated net sales	(billions of yen)

Imaging Solution:	Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers as well as related supplies, customer service and software, etc.
In Imaging Solutions, acquisition of IKON in the previous fiscal year has contributed to both the strengthening of the sales structure and increasing sales of PPCs and MFPs in the Americas region market. However, due to the economic downturn and appreciation of the yen, sales have dropped in all other regions.
On the other hand, net sales increased in the new production printing business as a result of new product sales. However, overall sales in imaging solutions decreased by 5.2% compared to the previous fiscal year to ¥1,516.1 billion.

Network System Solutions (up 16.9% year on year to ¥274.0 billion)

Trends in consolidated net sales	(billions of yen)

Network System Solutions:	Personal computers, PC servers, network systems and network related software, application software as well as customer support and service, etc.
The strengthened sales structure in the U.S. afforded by the acquisition of IKON. resulted in improved net sales in new business areas including our IT Service or Solutions Business. Overall net sales in Network System Solutions increased by 16.9% from the previous fiscal year to ¥274.0 billion.
Industrial Products (down 12.0% year on year to ¥101.6 billion)

Trends in consolidated net sales	(billions of yen)
Industrial Products: Thermal media, optical equipments, semiconductors, electronic component and measuring equipments
Sales in semiconductors, thermal media and electric components decreased both in Japan and overseas. Net sales in this segment decreased by 12.0% from the previous fiscal year to ¥101.6 billion
Other (down 13.0% year on year to ¥124.4 billion)

Trends in consolidated net sales	(billions of yen)
Other: Digital cameras, etc.
Sales of digital cameras and of each business decreased. As a result, net sales in this segment decreased by 13.0% from the previous fiscal year to ¥124.4 billion.

(ii) Plant and equipment investment
In the fiscal period under review, the Ricoh Group invested a total of ¥66.9 billion (including an investment of ¥25.0 billion by the Company) in plant and equipment, mainly comprising the following.
(a) Major equipment and facility expansions completed during the fiscal year:
Equipment-related supplies plant (Numazu Plant)
Establishment of a plant to manufacture multi-functional printers (MFPs) and laser printers (Thailand)
(b) Major equipment and facility expansions in progress in the fiscal year:
Construction of a new building in the Ricoh Technology Center
Equipment-related supplies plant (Tohoku Ricoh)
(iii) Fund procurement
No matters to be reported.
(2) Status of assets and profit/loss in three business years
•	Transition of assets and profit/loss of the Ricoh Group

	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended
Items	March 2007	March 2008	March 2009	March 2010
Net sales (billions of yen)	2,068.9	2,219.9	2,091.6	2,016.3
Income before income taxes and equity in earnings of affiliates (billions of yen)	174.5	174.6	30.9	57.5
Net income attributable to Ricoh Company, Ltd. (billions of yen)	111.7	106.4	6.5	27.8
Net income per share attributable to Ricoh shareholders(yen)	153.10	146.04	9.02	38.41
Total assets (billions of yen)	2,243.4	2,214.3	2,513.4	2,383.9
Total Ricoh shareholders’ equity (billions of yen)	1,070.9	1,080.1	975.3	973.3

Notes:

1.	The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.

2.
Net income per share attributable to Ricoh shareholders is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

•	Transition of assets and profit/loss of the Company

	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended
Items	March 2007	March 2008	March 2009	March 2010
Net sales (billions of yen)	1,033.3	1,036.2	948.3	849.0
Ordinary income (billions of yen)	105.2	79.5	39.7	26.9
Net income (billions of yen)	71.9	54.6	23.0	23.3
Net income per share (yen)	98.48	74.99	31.90	32.12
Total assets (billions of yen)	1,076.2	1,067.8	1,260.6	1,272.9
Net assets (billions of yen)	744.8	761.2	764.7	767.0

Note:

1.	Net income per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

(3) Status of major subsidiaries
•	Status of major subsidiaries (as of March 31, 2010)

		Investment
Name	Paid-in capital	ratio (%)	Principle business
Tohoku Ricoh Co., Ltd.	2,272 million JPY	100.0	Manufacturing of office equipment
Ricoh Sales Co., Ltd.	622 million JPY	100.0	Sale of office equipment
Ricoh Kansai Co., Ltd.	700 million JPY	100.0	Sale of office equipment
Ricoh Technosystems Co., Ltd.	2,128 million JPY	100.0	Maintenance service and sale of office equipment
Ricoh Leasing Company, Ltd. (Note 1)	7,896 million JPY	51.1	General leasing
RICOH ELECTRONICS, INC. (Note 1)	27 million USD	100.0	Manufacturing of office equipment and related supplies
RICOH AMERICAS CORPORATION	1,304 million USD	100.0	Sale of office equipment
InfoPrint Solutions Company, LLC (Note 1)	(Note 2)	95.9	Sale of office equipment
IKON Office Solutions, Inc. (Note 1)	1,058 million USD	100.0	Sale of office equipment
RICOH EUROPE HOLDINGS PLC (Note 3)	1.9 million GBP	100.0	Holding company of sales in the European region
RICOH ASIA INDUSTRY LTD.	180 million HKD	100.0	Sale of office equipment

Notes:

1.
The respective percentage of total investment ratio for Ricoh Leasing Company, Ltd., RICOH ELECTRONICS, INC., InfoPrint Solutions Company, LLC, IKON Office Solutions, Inc. include voting rights of those shares held by subsidiaries.

2.	No description was made since the company is a limited liability company in the U.S. laws, and there are no accounting items which completely correspond to the paid-in capital.

3.	RICOH EUROPE HOLDINGS PLC is a holding company established for the purpose of business restructuring in the European region.
(4) Issues the Ricoh Group faces
Although the world economy is in an overall upswing following the global recession, risk remains in the form of credit uncertainty in Europe, the appreciation of the yen in the foreign exchange market, and other factors, and the economic environment continues to be as severe as before.
We will strive to further execute “high efficiency management,” one of its ongoing challenges. We will accelerate the transformation toward robust corporate culture under which steady profits can be maintained and its growth can be achieved even in circumstances of weak demand. Through activities under the CRGP (Corporate Restructuring and Growth Project), we will increase capital efficiency via a number of measures, including rigorously selecting businesses for complete focus, integrating development and production bases, and reorganization of the sales. We will also review its utilization of human resources, and transfer a substantial number of employees from existing business domains to future growth domains.
First, in the production printing business, we will reap revenues from the results of the series of up-front investments made to date and expand operations, as well as accelerating the global development of managed document services and IT services.
Regionally, we will apply management resources in a focused manner with a view to expanding business in emerging markets such as China, including by reinforcing the sales network and enhancing the product lineup.
We will also work to cultivate new businesses that will contribute to long-term growth. By executing innovation to provide customers with new values, we will take on the challenge of business activities that exceed customer expectations.

Through these activities, we intend to enhance our relationship of trust with customers around the world, and build a strong global RICOH brand.
Finally, in order for today’s companies to exist long into the future, they must be able to contribute to the sustainability of the global environment and the human race. We conduct environmental management that enables us to conserve the environment while generating profits at the same time. With the participation of all employees around the globe, we aim to meet our medium and long-term environmental targets based on the pillars of process reform and technological innovation. Meanwhile, we will aim to provide customers with products and services that carry a lighter environmental load at time of use, and thereby contribute proactively to the creation of office environments for the low-carbon society.
(5) Main business (as of March 31, 2010)

Imaging Solutions	Imaging & Solutions

Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers as well as related supplies, customer service and software, etc.

Network System Solutions

Personal computers, PC servers, network systems and network related software, application software as well as customer support and service, etc.

Industrial Products	Thermal media, optical equipments, semiconductors, electronic component and measuring equipments, etc.

Other	Digital camera, etc.
(6) Principal offices and plants (as of March 31, 2010)
•	Major domestic offices and plants

The Company (location)	Subsidiaries (location)
Head Office (Tokyo)	Ricoh Optical Industries Co., Ltd. (Iwate Pref.)
Omori Office (Tokyo)	Tohoku Ricoh Co., Ltd. (Miyagi Pref.)
Shin-Yokohama Office (Kanagawa Pref.)	Ricoh Printing Systems, Ltd. (Tokyo)
Ricoh Technology Center (Kanagawa Pref.)	Ricoh Elemex Corporation (Aichi Pref.)
Research and Development Center (Kanagawa Pref.)	Ricoh Hokkaido Co., Ltd. (Hokkaido Pref.)
Atsugi Plant (Kanagawa Pref.)	Ricoh Tohoku Co., Ltd. (Miyagi Pref.)
Hadano Plant (Kanagawa Pref.)	Ricoh Sales Co., Ltd. (Tokyo)
Gotemba Plant (Shizuoka Pref.)	Ricoh Chubu Co., Ltd. (Aichi Pref.)
Numazu Plant (Shizuoka Pref.)	Ricoh Kansai Co., Ltd. (Osaka Pref.)
Fukui Plant (Fukui Pref.)	Ricoh Chugoku Co., Ltd. (Hiroshima Pref.)
Ikeda Plant (Osaka Pref.)	Ricoh Kyushu Co., Ltd. (Fukuoka Pref.)
Yashiro Plant (Hyogo Pref.)	Ricoh Technosystems Co., Ltd. (Tokyo)
Ricoh Leasing Company, Ltd. (Tokyo)
•	Major overseas offices

Subsidiaries (location)	Subsidiaries (location)
RICOH AMERICAS CORPORATION (U.S.A.)	RICOH ELECTROICS, INC. (U.S.A.)
InfoPrint Solutions Company, LLC (U.S.A.)	RICOH UK PRODUCTS LTD. (U.K.)
IKON Office Solutions, Inc. (U.S.A.)	RICOH INDUSTRIE FRANCE S.A.S. (France)
RICOH EUROPE PLC (U.K.)	RICOH ASIA INDUSTRY (SHENZHEN) LTD. (China)
RICOH CHINA CO., LTD. (China)	RICOH ASIA PACIFIC PTE LTD (Singapore)
SHANGHAI RICOH DIGITAL EQUIPMENT CO., LTD. (China)	RICOH MANUFACTURING (THAILAND), LTD. (Thailand)

(7) Status of employees (as of March 31, 2010)
(i) Employees of the Ricoh Group

	Imaging and	Industrial		Common
	Solutions	products		businesses in the
Classification	business	business	Other businesses	group	Total
Number of employees	100,449	3,109	3,859	1,108	108,525
(ii) Employees of the Company

	Change from previous
Number of employees	fiscal year	Average age	Average length of service
11,996	89 (Increase)	41.1	17.0 years
(8) Main creditors (as of March 31, 2010)

Creditors	Amounts borrowed (million yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	96,971
Syndicated loans	82,100
Mizuho Corporate Bank, Ltd.	33,362
Note:
Syndicated loans are financed by the managing banks of the Bank of Tokyo-Mitsubishi UFJ, Ltd. And Mizuho Corporate Bank, Ltd..

2. Shareholders’ Equity (as of March 31, 2010)

(1) Total number of shares authorized to be issued: 1,500,000,000

(2) Total number of shares issued: 744,912,078

(3) Number of shareholders: 42,281

(4) Major shareholders:

	The shareholders’ stake in the Company
Name	Thousands of shares	Investment ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	62,267	8.58
Japan Trustee Services Bank, Ltd. (Trust Account)	46,043	6.35
Nippon Life Insurance Company	36,801	5.07
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	35,943	4.95
Japan Trustee Services Bank, Ltd. (Trust Account 9)	18,350	2.53
NIPPONKOA Insurance Co., Ltd.	18,198	2.51
The Chase Manhattan Bank, N. A. 385036	16,788	2.31
THE NEW TECHNOLOGY DEVELOPMENT FOUNDATION	15,839	2.18
National Mutual Insurance Federation of Agricultural Cooperatives	13,259	1.83
The Ricoh Employee Shareholding Association	10,147	1.40

Notes:

1.	The number of treasury stocks (19,320 thousands of shares) is not included in the chart above.

2.
In addition to the above, stakes in the Company include 1,000 thousands of shares (0.14%) that NIPPONKOA Insurance Co., Ltd. owns and has entrusted with The Master Trust Bank of Japan, Ltd. These shares are registered in the name of The Masters Trust Bank of Japan, Ltd. as the owner, but NIPPONKOA Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.

3.	Investment ratio is calculated after deducting treasury stock.
•	Breakdown of shareholders

		Number of
Category	Thousands of shares held	shareholders	Investment ratio (%)
Financial institutions	360,762	171	48.43%
Foreign companies	257,347	597	34.54%
Individual investors and others	58,478	40,728	7.85%
Other domestic companies	34,006	724	4.56%
Treasury stock	19,320	1	2.59%
Securities companies	14,990	59	2.01%
Government and Local public entities	6,448	1	0.00%

3. Status of Stock Acquisition Rights
The status of “Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)” which the Company issued on December 7, 2006 was as follows.

Issue:	Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)

Number of new stock acquisition rights:	55,000

Applicable type of shares:	Common stock

Applicable number of shares:	19,741,071 shares

Conversion period:	On or after December 21, 2006 Up to and including November 23, 2011

Conversion price:	¥2,800 (Note 1)

Conditions of new stock acquisition rights:	(Note 2)

Notes:

1.
The Conversion Price shall be adjusted by the following formula in case Ricoh issues or disposes of treasury shares at a price below the then market price of its common stock after the issuance of the Convertible Bonds. “Number of Outstanding Shares” in the following formula means the total outstanding number of the shares of common stock of Ricoh (excluding the number of treasury shares).

Conversion Price After Adjustment = Conversion Price Before Adjustment ×
(Number of outstanding Shares + [Number of Shares to be issued or disposed] ×
[Amount to be paid per Share / Market price per Share]) / (Number of outstanding Shares +
Number of Shares to be issued or disposed)
Appropriate and necessary adjustments to the Conversion Price will also be made in certain cases including in case of stock splits or consolidation of the common stock of Ricoh, the issuance of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) exercisable into the common stock of Ricoh at less than market price.

2.
No Stock Acquisition Right may be exercised in part. Prior to (but not including) December 8, 2010, a Convertible Bond holder may exercise the Stock Acquisition Rights only if, as of the last Trading Day (as defined below) of any calendar quarter, the Closing Price of the common stock of Ricoh for any 20 Trading Days during a period of 30 consecutive Trading Days ending on the last Trading Day of such quarter is more than 120% of the Conversion Price in effect on such Trading Day. However, such calculation shall not be made for the calendar quarter commencing on October 1, 2010. On and after December 8, 2010, a Convertible Bond holder may exercise the Stock Acquisition Rights at any time after the Closing Price of the common stock of Ricoh on at least one Trading Day falling on and after December 8, 2010 is more than 120% of the Conversion Price in effect on such Trading Day.

4. Status of Corporate Officers
(1) Directors and Corporate Auditors (as of March 31, 2010)

Position	Name	Principal duty and significant concurrent positions
Chairman of the Board and Representative Director:	Masamitsu Sakurai	Chairman of Japan Association of Corporate Executives

President and Representative Director:	Shiro Kondo	CEO

Director:	Koichi Endo	Business Process Innovation

Director:	Katsumi Yoshida	Business Process Innovation

Director:	Masayuki Matsumoto	Domestic Marketing, Corporate Social Responsibility

Director:	Takashi Nakamura	Personnel, General Manager of Personnel Division

Director:	Kazunori Azuma	General Manger of Global Marketing Group

Director:	Zenji Miura	Management Strategy, Finance, Information, Internal Management and Control, General Manger of CRGP Office, General Manger of Global Strategic Management Office, General Manger of Trade Affairs & Export/Import Administration Division

Director:	Kiyoshi Sakai	Technology, Corporate Environment, Legal and Intellectual Property

Director:	Takaaki Wakasugi	Emeritus Professor, the University of Tokyo

Professor, Faculty of Business Administration, Tokyo Keizai University

Co-director of Mitsui Life Financial Research Center, University of Michigan Ross School of Business

Chairman & CEO of Japan Corporate Governance Research Institute, Inc.

Outside Corporate Auditor, JFE Holdings, Inc.

Outside Corporate Auditor, NTT DoCoMo, Inc.

Outside Director, Nippon Suisan Kaisha, Ltd.

Director:	Takuya Goto	Advisor of Kao Corporation Outside Director, Nagase & Co., Ltd. Chairman of Japan Marketing Association

Corporate Auditor:	Yuji Inoue	Senior(Full-time)

Corporate Auditor:	Shigekazu Iijima	(Full-time)

Corporate Auditor:	Kenji Matsuishi	General Manager of Matsuishi Law Offices

Corporate Auditor:	Takao Yuhara	Managing Executive Director of ZENSHO CO., LTD. Outside Director of COCO’S JAPAN CO., LTD.

Notes:

1.	Directors Takaaki Wakasugi and Takuya Goto are Outside Directors stipulated in Article 2-15 of the Corporate Law.

2.	Corporate Auditors Kenji Matsuishi and Takao Yuhara are Outside Corporate Auditors stipulated in Article 2-16 of the Corporate Law.

3.	Serving at the Company’s accounting and finance sector for many years, Corporate Auditor Yuji Inoue has considerable knowledge about finance and accounting.

4.	Serving at the Company’s accounting and finance sector for many years, Corporate Auditor Shigekazu Iijima has considerable knowledge about finance and accounting.

5.	Corporate Auditor Takao Yuhara is Independent Auditor stipulated in Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange.

6.	At March 31, 2010, Director Masayuki Matsumoto resigned as Director.

7.	At June 25, 2009, Corporate Auditor Kohji Tomizawa resigned as Corporate Auditor

8.	“Principal duty and significant concurrent positions” of Directors Takashi Nakamura and Kazunori Azuma were revised as of April 1, 2010, as follows:

Takashi Nakamura:	Personnel, Corporate Social Responsibility, General Manager of Personnel Division

Kazunori Azuma:	Domestic Marketing, General Manger of Global Marketing Group

(2) Total remuneration, etc. paid to Directors and Corporate Auditors

		Amount of remuneration paid
Category	Number of recipients	(million yen)
Directors	11	459
(Outside Directors)	(2)	(19)
Corporate Auditors	5	70
(Outside Corporate Auditors)	(2)	(14)
Total	16	529

Notes:

1.	The remuneration, etc. paid to Directors excludes employee wages for Directors who are also employees.

2.
The remuneration, etc. paid to Directors include amount of allowance for Directors’ bonuses based on the proposal, “Payment of bonuses to Directors” to be submitted to the 110th Ordinary General Meeting of Shareholders to be held on June 25, 2010, amounting to ¥86 million.

3.	The above includes one Corporate Auditor who resigned at the conclusion of the 109th Ordinary General Meeting of Shareholders held on June 25, 2009.

4.
In addition to the above remuneration, the Company paid retirement allowance, amounting to ¥70 million, to one Director who resigned on March 31, 2010, and also plans to pay ¥150 million of retirement allowance to five Directors and one Corporate Auditor who will resign or retire before the 110th Ordinary General Meeting of Shareholders held on June 25, 2010. This payment is based on the resolution “Payment of retirement allowances for Directors and Corporate Auditors following the abolishment of the retirement allowance system” of the 107th Ordinary General Meeting of Shareholders held on June 27, 2007.

(3) Outside Directors and Corporate Auditors
(i) Significant concurrent jobs Outside Directors and Corporate Auditors are engaged in at other companies

Position	Name	Significant concurrent positions
Outside Director	Takaaki Wakasugi	Emeritus Professor, the University of Tokyo Professor, Faculty of Business Administration, Tokyo Keizai University
Co-director of Mitsui Life Financial Research Center, University of Michigan Ross School of Business Chairman & CEO of Japan Corporate Governance Research Institute, Inc.
Outside Corporate Auditor, JFE Holdings, Inc.
Outside Corporate Auditor, NTT DoCoMo, Inc.
Outside Director, Nippon Suisan Kaisha, Ltd.

Outside Director	Takuya Goto	Advisor, Kao Corporation
Outside Director, Nagase & Co., Ltd.
Chairman of Japan Marketing Association

Outside Corporate Auditor	Kenji Matsuishi	General Manager of Matsuishi Law Offices

Outside Corporate	Takao Yuhara	Managing Executive Director of ZENSHO CO., LTD.
Auditor		Outside Director of COCO’S JAPAN CO., LTD.
Note:
There is no special conflict of interests between the Company and each of companies above in which Outside Directors and Corporate Auditors have significant positions.

(ii) Major activities by outside Directors and Corporate Auditors

Position	Name	Main activities
Outside Director	Takaaki Wakasugi	Participated in 6 of the 8 Board of Directors meetings held during the fiscal year under review, and proactively made statements, mainly from his expert perspective as a scholar of finance and a governance specialist.

Outside Director	Takuya Goto	Participated in all 8 Board of Directors meetings held during the fiscal year under review, and proactively made statements, mainly from the perspective of a highly-experienced manager.

Outside Corporate Auditor	Kenji Matsuishi	Participated in all 8 Board of Directors meetings and all of 10 Board of Corporate Auditors meetings, held during the fiscal year under review, and made statements, whenever necessary, mainly from his various perspectives based on the insight he has cultivated as a lawyer.

Outside Corporate Auditor	Takao Yuhara	Participated in all 8 Board of Directors meetings and all of 10 Board of Corporate Auditors meetings, held during the fiscal year under review, and made statements, whenever necessary, mainly from his experiences of managing business.
(iii) Outline of liability limitation contracts
The Company amended its Articles of Incorporation at the 106th Ordinary General Meeting of Shareholders on June 28, 2006, establishing the provision of contracts to limit liabilities of Outside Directors and Corporate Auditors.
The outline of liability limitation contracts, which the Company concluded with Outside Directors and Corporate Auditors in accordance with the revised Articles of Incorporation, is as follows.
(a)	Liability limitation contracts with Outside Directors

Under such contracts, the maximum liability of Outside Directors shall be the higher of either of ¥10.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

(b)	Liability limitation contracts with Outside Corporate Auditors

Under such contracts, the maximum liability of Outside Corporate Auditors shall be the higher of either of ¥5.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

5. Accounting auditors
(1) Name: KPMG AZSA & Co.
(2) Remuneration, etc.:

Amount to be paid
Remuneration, etc. to be paid to the accounting auditor by the Company	¥208 million
Total sum of remuneration, etc. to be paid to the accounting auditor by the Company and its subsidiaries	¥373 million

Notes:

1.
In the audit contract signed between the Company and the accounting auditor, there is no classification between remuneration for audit services pursuant to the Corporate Law and that in accordance with the Financial Instruments and Exchange Law. Accordingly, the above “Remuneration, etc. to be paid to the accounting auditor by the Company” above represent the sum of these remunerations.

2.	Among the Company’s major subsidiaries, Ricoh Americas Corporation and other 5 subsidiaries are audited by KPMG.
(3) Policy regarding decision to dismiss or not reappoint the accounting auditor
The Board of Corporate Auditors, by unanimous agreement, will dismiss the accounting auditor when confirmed that the accounting auditor falls under any item of Article 340, Paragraph 1 of the Corporate Law. In this case, the dismissal and its reasons will be reported at the first general meeting of shareholders to be held after the dismissal.
In addition to the above, the Company will propose at a general meeting of shareholders to dismiss or not reappoint the accounting auditor when confirmed that it is difficult for the accounting auditor to properly perform audit duties with the agreement of the Board of Corporate Auditors or as requested by the Board of Corporate Auditors.

6. Systems to secure appropriateness of operations
Resolutions adopted by the Board of Directors for systems to secure the appropriateness of the Company’s operations are as follows:
(1)	System to ensure the efficient implementation of Directors’ duties and compliance with laws and Articles of Incorporation
The Company promotes a sense of alertness in execution of management and execution of business, and in addition uses the following management structures in order to further improve its quality and speediness.
(i)	Management transparency and fairness of decision-making are strengthened by the presence of Outside Directors.
(ii)
As part of the strengthening of management oversight functions by the Board of Directors, the “Nomination and Compensation Committee,” a permanent organization composed of Outside Directors and designated internal Directors, makes propositions and resolutions concerning the regulation of the nomination, dismissal and compensation of Directors and executive officers, etc.

(iii)	The executive officer system, its division of duties clarified, is speeding up the decisionmaking process through the attribution of authority to each business division.
(iv)
The “Group Management Committee” (GMC) is a decision-making organization delegated by the Board of Directors, and composed of executive officers who meet certain qualifications. The GMC operates so as to accelerate deliberation and decision-making from the perspective of the optimum management of the entire Group, concerning proposals on the most appropriate strategies for direction of each business division and the entire Group, within the limits granted to it.

(v)
The “Disclosure Committee” is an independent organization that assures the accuracy, timeliness and comprehensiveness of disclosure of corporate information, and it performs checks on the process for the production of disclosed information.

(2)	Systems related to the retention and management of information related to the implementation of Directors’ duties
Records and proposals related to decisions by Directors in the course of their duties are collated, retained and managed in compliance with applicable laws, regulations and internal rules. Documents are kept so that they can be retrieved and produced in response to a request from Directors and Corporate Auditors.
(3)	Regulations and other structures regarding risk management for losses
(i)	The occurrence of losses shall be proactively prevented based on regulations for risk management.
(ii)	Should losses nevertheless arise, efforts shall be made to minimize damage (loss) based on standards for initial reaction.
(iii)	In order to manage losses as a Group, comprehensively and in a unified fashion, a division responsible for integrated management will be created that will thoroughly cover all aspects globally.
(4)	Systems to ensure appropriate compliance with laws, and Articles of Incorporation concerning the performance of employee’s duties
(i)
In order to thoroughly implement the “Ricoh Group Corporate Social Responsibility (CSR) Charter” which sets forth the principles of corporate behavior with regard to CSR including compliance, and the “Ricoh Group Code of Conduct” which shows the general rules of conduct for Ricoh Group employees, the Specialty Committee and a “Hot Line” for reporting incidents and seeking advice have been established. Also various training programs are set up with an aim to enhance compliance domestically and overseas.

(ii)
Efforts are being made to improve business processes and construct a framework for standardized internal control throughout the entire Ricoh Group, with the goal of “complying with laws, norms and internal rules,” “improvement of business effectiveness and efficiency,” “maintaining high reliability of financial reporting” and “securing of assets,” including compliance to the Sarbanes-Oxley Act of 2002, the Financial Instruments and Exchange Law and other relevant laws and regulations.

(iii)
To ensure appropriate internal auditing, an internal auditing department shall perform fair and objective examination and evaluation of how each division is executing its business based on legal compliance and rational criteria, and provide advice or recommendation for improvement.

(iv)
The Company shall establish a department specializing in enhancing and promoting the functions of (i), (ii) and (iii) above on an integrated basis. In an aim to establish and improve an internal control system of the Ricoh Group, the Company shall institute an “Internal Control Committee” within the Group Management Committee, which is expected to be held regularly to deliberate and decide on relevant matters.

(5)	Systems to ensure correct business standards in the Ricoh Group composed of the Company and its affiliates
Ricoh and each affiliate in the Ricoh Group shall devise a system that will ensure the adherence to correct business standards to improve business performance and enhance the prosperity of each Group company, while keeping mutual respect for their independence, as follows:
(i)
The Company’s Board of Directors and the “Group Management Committee” (GMC) make decisions and perform management oversight for the Ricoh Group as a whole. To ensure the efficacy of such efforts, they establish management regulations concerning affiliate companies, and set up relevant administrative organizations in order to manage the Group.

(ii)	The “Ricoh Group Standard” (RGS) represents a set of common rules to be followed by the entire Group.
(6)	Matters regarding employees whom auditors request to assist them in the performance of their duties
In order to clarify the independency of staff for Corporate Auditors, the Company shall establish a Corporate Auditor office, where exclusively assigned employees assist Corporate Auditors in auditing through directives from Corporate Auditors.
(7)	Matters related to the independence of Corporate Auditors’ staff from Directors described in (6)

above
When an employee (as in (6) above) assists Corporate Auditors in their work, he or she shall not be subject to orders given by Directors. In addition, decisions concerning personnel assessments or personnel changes regarding said employees shall be made only after hearing the opinions of the Corporate Auditors.
(8)	Systems to enable Directors or employees to report to Corporate Auditors, and other systems related to reporting to auditors
Directors or employees shall report to Corporate Auditors matters concerning laws and regulations, as well as “important matters decided by Directors which affect the entire company,” “the results of internal audits,” “the status of reporting via the internal reporting system,” and “matters which auditors have sought reports about.”
(9)	Systems established to ensure the efficacious performance of auditing responsibilities by Corporate Auditors
Corporate Auditors shall perform audits thoroughly by attending the board of Directors meetings and management meetings, receiving reports on exercise of function from the Directors and executive officers, reviewing important resolution documents, and investigating the status of operations of divisions and group companies.

Consolidated Balance Sheets (as of March 31, 2010)

	Millions of yen
	As of March 31,
	2010	2009
ASSETS
Current Assets:	1,144,612	1,211,866
Cash and cash equivalents	242,165	258,484
Time deposits	1,723	2,043
Trade receivables:	471,470	484,767
Notes	45,277	45,781
Accounts	443,089	460,519
Less-Allowance for doubtful receivables	(16,896)	(21,533)
Current maturities of long-term finance receivables, net	196,144	195,617
Inventories:	169,251	191,570
Finished goods	95,436	123,798
Work in process and raw materials	73,815	67,772
Deferred income taxes and other	63,859	79,385
Fixed Assets:	1,239,331	1,301,629
Property, plant and equipment:	263,021	269,336
Land	44,998	45,693
Buildings and structures	246,469	235,905
Machinery and equipment	656,962	613,879
Construction in progress	27,682	23,459
Less-Accumulated depreciation	(713,090)	(649,600)
Investment and other assets:	976,310	1,032,293
Long-term finance receivables, net	445,896	465,262
Investment securities	49,049	47,815
Investment in and advances to affiliates	819	1,248
Goodwill	246,637	250,330
Other intangible assets	147,886	165,126
Lease deposit and other	86,023	102,512

Total Assets	2,383,943	2,513,495

Consolidated Balance Sheets (as of March 31, 2010)

	Millions of yen
	As of March 31,
	2010	2009
LIABILITIES AND EQUITY
Current Liabilities:	660,404	773,491
Short-term borrowings	75,701	184,210
Current maturities of long-term indebtedness	94,026	85,582
Trade payables:	273,397	285,413
Notes	12,211	12,914
Accounts	261,186	272,499
Accrued income taxes and other	15,263	10,317
Accrued expenses and other	202,017	207,969
Long-term Liabilities:	699,665	715,654
Long-term indebtedness	514,718	509,403
Accrued pension and severance costs	140,460	156,625
Deferred income taxes and other	44,487	49,626
Total Liabilities	1,360,069	1,489,145

Equity:
Ricoh shareholders’ equity:	973,341	975,373
Common stock	135,364	135,364
Additional paid-in capital	186,083	186,083
Retained earnings	820,701	815,725
Accumulated other comprehensive income (loss)	(132,051)	(125,121)
Treasury stock at cost	(36,756)	(36,678)
Non-controlling interest	50,533	48,977
Total Equity	1,023,874	1,024,350

Total Liabilities and Equity	2,383,943	2,513,495

Consolidated Statements of Income (for the year ended March 31, 2010)

	Millions of yen
	For the year ended March 31,
	2010	2009
Net sales	2,016,337	2,091,696
Cost of sales	1,193,994	1,237,310
Gross profit	822,343	854,386
Selling, general and administrative expenses	756,346	779,850
Operating income	65,997	74,536
Other (income) expenses	(8,473)	(43,597)
Interest and dividend income	3,472	5,227
Interest expense	(8,144)	(5,863)
Loss on valuation of securities	(169)	(26,837)
Foreign currency exchange loss, net	(4,756)	(15,575)
Others, net	1,124	(549)
Income before income taxes and equity in earnings of affiliates	57,524	30,939
Provision for income taxes:	27,678	22,158
Current	27,495	27,321
Deferred	183	(5,163)
Equity in earnings of affiliates	6	71
Consolidated net income	29,852	8,852
Net income attributable to non-controlling interest	1,979	2,322

Net income attributable to Ricoh Company, Ltd.	27,873	6,530

Consolidated Statement of Shareholders’ Investment
(for the year ended March 31, 2010)
(Unit: millions of yen)

				Accumulated
		Additional		other		Total
	Common	paid-in	Retained	comprehensive	Treasury	Shareholders’	Noncontrolling
	stock	capital	earnings	income (loss)	stock	Investment	interests	Total equity
Beginning balance	135,364	186,083	815,725	(125,121)	(36,678)	975,373	48,977	1,024,350
Comprehensive income (loss)
Consolidated net income			27,873			27,873	1,979	29,852
Net unrealized gains on available-for-sale securities				524		524	10	534
Pension liability adjustments				6,966		6,966	65	7,031
Net unrealized gains (losses) on derivative instruments				(784)		(784)	4	(780)
Cumulative translation adjustments				(13,636)		(13,636)	2	(13,634)
Total comprehensive income						20,943	2,060	23,003
Net changes in treasury stock					(78)	(78)		(78)
Dividnd paid to Ricoh shareholders			(22,858)			(22,858)		(22,858)
Dividend paid to non-controlling interests							(557)	(557)
Other			(39)			(39)	53	14

Ending balance	135,364	186,083	820,701	(132,051)	(36,756)	973,341	50,533	1,023,874

Notes to Consolidated Financial Statements

*	All figures are rounded off to nearest million yen.
Accounting Policies Regarding the Preparation of Consolidated Financial Statements
Scope of Consolidation
1. Items Related to Scope of Consolidation
(1) Number of consolidated subsidiaries: 242 companies
The name of major consolidated subsidiaries can be found in 1. Status of the Ricoh Group, (3) Status of major subsidiaries.
(2) Changes in scope of consolidation
In the fiscal year under review, the Company added 8 companies in scope of consolidation, and excluded 41 companies from scope of consolidation.
2. Application of the Equity Method
(1) Number of companies to which the equity method is applied: 30
(2) Changes of application of equity method
In the fiscal year under review, the Company added 5 companies for application of equity method, and excluded 11 companies from application of equity method.
Significant Accounting Policies
1. Basis for Preparing Consolidated Financial Statements
The consolidated financial statements including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), in compliance with Article 3, Section 1 of the supplementary provisions of the Corporate Calculation Regulations (Ministry of Justice Ordinance, No.46, 2009). However, in compliance with the article, certain disclosure that is required on the basis of U.S. GAAP is omitted.
2. Accounting Policy for Securities
Accounting standards for securities conform to the provisions of the Financial Accounting Standards Board (FASB), Accounting Standards Codification TM (ASC) 320, “Investments — Debt and Equity Securities” (former FASB Statements of Financial Accounting Standards (SFAS) 115) Ricoh’s investments in debt and marketable equity securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss).
3. Accounting Policy for Inventories:
Inventories are mainly stated principally at the lower of average cost or net realizable values.

4. Tangible fixed Assets:
For the Company and its domestic subsidiaries, depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with ASC 840 “Accounting for Leases,” (former SFAS No.13).
5. Software for Internal Use:
Costs incurred for computer software developed or obtained for internal use are capitalized and amortized on a straight line basis over generally three to five years in accordance with ASC 350, “Goodwill and Other Intangible Assets” (former Statement of Position (SOP) 98-1).
6. Goodwill and Other Intangible Fixed Assets:
Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment, based on ASC 350, “Goodwill and Other Intangible Assets” (former SFAS No.142). Other intangible fixed assets that have definite useful lives are depreciated by using the straight-line method.
7. Basis for Provision of Reserves
(1) Allowance for doubtful receivables:
Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement.
(2) Reserve for retirement allowances:
The measurement of pension costs and liabilities is determined in accordance with ASC 715, “Retirement Benefits” (former SFAS No.87 and SFAS No.158). Changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses in the consolidated financial statements. Amortization of net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

8. The consumption tax and the local consumption tax are excluded from profits and losses.
Change in Significant Accounting Policies
1.
From this fiscal year, the Company adopted the provisions of FASB ASC No. 805, “Business Combinations” (former FASB SFAS No. 141, “Business Combinations”). The ASC No. 805 establishes standards for acquirers on how to recognize and measure in its financial statements the acquired identifiable assets, assumed liabilities, non-controlling interests and goodwill in the acquiree. It also establishes disclosure requirements that enable the evaluation of the nature of the business combination and its impact on the acquirer’s financial statements. The adaptation of the ASC No. 805 has no material impact on the Company’s financial standings and operating results.

2.
From this fiscal year, the Company adopted the provisions of FASB ASC No. 810, “Consolidation” (former FASB SFAS NO. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”). Prior to this fiscal year, minority interests were classified between the liabilities and capital sections on the consolidated balance sheets. Subsequent to the adoption of the ASC No. 810, they are referred to as “non-controlling interests” and reported in the Equity section. Also, as a result of the application of the ASC No. 810, accounting items on the consolidated statements of income have been changed. With the retrospective adoption of the provisions of the ASC No. 810 related to presentation, accounting items on the past consolidated financial statements, including consolidated statements of cash flows, have been reclassified or adjusted.

3.
From this fiscal year, the Company adopted FASB ASC No. 105, “Generally Accepted Accounting Principles” (former FASB SFAS No. 168, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162”). The ASC No. 105 reduced the hierarchy of generally accepted accounting principles in the U.S. from the traditional four levels to two: authoritative (i.e. the ASC No. 105) and non-authoritative levels. All the traditional authoritative accounting principles are compiled in the ASC No. 105. The adaptation of the ASC No. 105 has no material impact on the Company’s financial standings and operating results

Notes to Consolidated Balance Sheets

1. Allowance for doubtful receivables related to long-term finance receivables:	¥11,919 million
2.
Accumulated other comprehensive income (loss) includes accumulated foreign currency translation adjustments, unrealized holding gains (losses) on available-for-sale securities, unrealized gain (loss) on derivative instruments, and pension liability adjustment.

3.	Pledged assets and liabilities:

(1) Pledged assets:

Tangible fixed assets:	¥111 million

Leasing receivables:	¥13,592 million

(2) Pledged liabilities	¥7,252 million

4. Guarantee obligation including employees’ housing loans:	¥224 million

Notes to Consolidated Statement of Changes in Shareholders’ Investment
1.	Details and total number of shares outstanding as of the end of the fiscal year

Common stock:	744,912,078 shares
2.	Dividend, effective date of which belongs to the next fiscal year though base date belongs to the current fiscal year
The Company intends to propose an agenda on dividends (dividend per share: ¥16.50; total amount of dividend: ¥11,972 million; base date: March 31, 2010) for the 110th Ordinary General Meeting of Shareholders to be held on June 25, 2010.
3.
Details and number of shares to be object of stock acquisition rights at the end of the current fiscal year In case “Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)” issued on December 7, 2006 is converted at the price of ¥2,800:

Common stock:	19,741,071 shares
Notes to Financial Instruments
1.	Matters concerning the state of financial instruments
Risk management policy
Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.
Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with Ricoh’s policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.
All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.
Foreign Exchange Risk Management
Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on those assets and liabilities denominated in foreign currencies.
Interest Rate Risk Management
Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.
2.	Matters concerning fair value of financial instruments
(1)	Cash and cash equivalents, Time deposits, Trade receivables, Notes and Accounts, Short-term borrowings, Current maturities of long-term indebtedness, Trade payables and Accrued expenses

The carrying amounts approximate fair value because of the short maturities of these instruments.
(2)	Marketable securities and Investment securities
The fair value of the marketable securities and investment securities is principally based on quoted market price.
(3)	Installment loans
The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity.
(4)	Long-term indebtedness
The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.
(5)	Interest rate swap agreements
The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.
(6)	Foreign currency contracts
The fair value of foreign currency contracts (hedging contracts) is estimated by obtaining quotes from brokers.
(7)	Foreign currency options
The fair value of foreign currency options is estimated by obtaining quotes from brokers.
The consolidated balance sheet amounts and fair values of financial instruments as of March 31, 2010, are as follows:
(Unit: millions of yen)

	Balance sheet amount	Estimated fair value
Marketable securities and Investment securities	49,049	49,049
Installment loans	67,505	68,739
Long-term indebtedness	514,718	501,311
Interest rate swap agreements, net	(2,685)	(2,685)
Foreign currency contracts, net	(4,067)	(4,067)
Foreign currency options, net	(298)	(298)

*	Assumptions for estimated fair value
Fair value estimates are made at a specific point in time, based on available market information and information about respective financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Therefore, the estimated fair value may be significantly influenced by changes in those assumptions.
Notes to Per-share Information

1. Net assets per share:	¥1,341.45

2. Basic net income attributable to Ricoh shareholders per share:	¥38.41

Diluted net income attributable to Ricoh shareholders per share:	¥37.36

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 19, 2010
The Board of Directors
Ricoh Company, Ltd.
KPMG AZSA & Co.
Teruo Suzuki (Seal)
Designated and Engagement Partner
Certified Public Accountant
Ryoji Fujii (Seal)
Designated and Engagement Partner
Certified Public Accountant
Junichi Adachi (Seal)
Designated and Engagement Partner
Certified Public Accountant
We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders’ investment and the notes to consolidated financial statement of Ricoh Company, Ltd. for the year from April 1, 2009 to March 31, 2010 in accordance with Article 444(4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Ricoh Company, Ltd. and consolidated subsidiaries as of March 31, 2010 and the consolidated results of their operations for the year then ended, in conformity with Article 3, Paragraph 1 of the supplementary provisions of the Corporate Calculation Regulations (Ministry of Justice Ordinance, No.46, 2009) and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Section 1. of Significant Accounting Policies, Accounting Policies Regarding the Preparation of Consolidated Financial Statements, Notes to Consolidated Financial Statements).
Additional Information
As described in note 2 to the consolidated financial statements, effective April 1, 2009, the Company adopted provisions of FASB Accounting Standards Codification No. 810, “Consolidation” (former FASB Statement of Financial Accounting Standards No. 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”) and prepared its consolidated financial statements in accordance with this accounting standard.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Note:	The details of audit report on consolidated financial statements by the Board of Auditors are included in Transcript of Corporate Auditor’s Report on Consolidated Financial Statements (page 42).

Non-consolidated Balance Sheets (as of March 31, 2010)

	Millions of yen
	As of March 31,
	2010	2009
ASSETS
Current Assets:	515,639	435,529
Cash on hand and in banks	9,707	18,440
Notes receivable — trade	3,366	3,075
Accounts receivable — trade	189,137	198,447
Marketable securities	112,243	107,079
Finished goods	21,615	23,641
Raw materials	3,231	3,843
Work in process	6,523	7,267
Supplies	8,052	7,910
Deferred tax assets	11,156	9,600
Accounts receivable — other	14,969	24,572
Short-term loans receivable	123,307	26,092
Other current assets	12,412	5,604
Allowance for doubtful accounts	(86)	(48)
Fixed Assets:	757,338	825,071
Tangible fixed assets:	138,914	141,078
Buildings	48,339	50,894
Structures	3,260	2,649
Machinery and equipment	22,175	28,206
Vehicles	11	25
Tools	10,523	14,407
Land	28,791	29,028
Leased assets	172	177
Construction in progress	25,640	15,689
Intangible fixed assets:	65,305	70,100
Goodwill	18,044	19,295
Leasehold right and others	24,475	26,740
Software	22,771	24,047
Leased assets	12	16
Investments and Other Assets:	553,118	613,891
Investment securities	18,479	16,673
Affiliates’ securities	349,658	349,131
Investment in affiliates	19,252	19,293
Long-term loans receivable	153,750	214,482
Lease deposit	6,673	6,763
Other investments	5,863	8,105
Allowance for doubtful accounts	(560)	(557)

Total Assets	1,272,977	1,260,601

Non-consolidated Balance Sheets (as of March 31, 2010)

	Millions of yen
	As of March 31,
	2010	2009
LIABILITIES
Current Liabilities:	192,082	182,736
Notes payable — trade	1,920	2,310
Accounts payable — trade	125,433	117,286
Leased obligations	652	281
Accounts payable — other	10,786	14,787
Accrued expenses	26,686	29,830
Accrued corporate tax	5,024	336
Accrued bonuses	10,049	9,354
Accrued Directors’ bonuses	86	84
Warranty reserve	1,194	1,418
Other current liabilities	10,246	7,046
Fixed Liabilities:	313,829	313,081
Bonds	85,000	85,000
Convertible Bond	55,091	55,146
Long-term borrowings	167,100	167,100
Leased obligations	747	541
Deferred tax liabilities	729	1,648
Long accounts payable-other	415	497
Retirement benefit obligation	4,267	2,671
Other fixed liabilities	477	477
Total Liabilities	505,912	495,818
(Net Assets)
Stockholders’ Equity:	761,947	761,614
Common Stock	135,364	135,364
Additional paid-in-capital:	180,804	180,804
Legal capital reserve	180,804	180,804
Retained Earnings:	482,370	481,961
Legal reserve	14,955	14,955
Other retained earnings	467,415	467,006
Reserve for deferral of capital gain on property	450	467
Reserve for special depreciation	161	357
Reserve for warranty on computer programs	29	58
Reserve for social contribution	1	88
General reserve	430,350	441,350
Retained earnings brought forward	36,423	24,683
Treasury stock	(36,592)	(36,516)
Difference of appreciation and conversion	5,118	3,168
Net unrealized holding gains on securities	5,118	3,168
Total Net Assets	767,065	764,782

Total Liabilities and Net Assets	1,272,977	1,260,601

Non-consolidated Statements of Income (for the year ended March 31, 2010)

	Millions of yen
	For the year ended March 31,
	2010	2009
Net sales	849,037	948,325
Cost of sales	613,337	680,229
Gross profit	235,700	268,096
Selling, general and administrative expenses	220,997	242,905
Total operating income	14,702	25,190
Non-operating income:	28,324	33,650
Interest and dividend income	25,373	30,968
Other revenue	2,951	2,681
Non-operating expenses:	16,117	19,096
Interest expense	3,618	1,020
Exchange loss	8,918	15,947
Other expenses	3,580	2,128
Ordinary income	26,909	39,744
Extraordinary income:	—	273
Gain on restructuring	—	273
Extraordinary loss:	1,345	6,251
Loss on investment securities	—	6,251
Impairment of fixed assets	1,345	—
Income before income taxes	25,563	33,766
Corporate, inhabitant and enterprise taxes	6,060	2,152
Prior year’s income taxes	—	4,048
Corporate and other tax adjustments	(3,802)	4,475

Net income	23,305	23,091

Statement of Changes in Stockholders’ Equity (for the year ended March 31, 2010)
(Unit: millions of yen)

								Difference
								of
								appreciation
								and
	Stockholders’ equity							conversion
		Additional
		paid-in-capital		Retained earnings				Net
					Other			unrealized
		Legal	Other		retained		Total	holding
	Common	capital	additional	Legal	earnings	Treasury	stockholders’	gains on	Total net
	stock	reserve	paid-in capital	reserve	(Note)	stock	equity	securities	assets
Balance of March 31, 2009	135,364	180,804	—	14,955	467,006	(36,516)	761,614	3,168	764,782
Changes in the term
Dividends from surplus					(22,858)		(22,858)		(22,858)
Net income					23,305		23,305		23,305
Purchase of treasury stock						(183)	(183)		(183)
Disposal of treasury stock					(38)	106	68		68
Net changes of items other than stockholders’ equity								1,949	1,949
Total changes in the term	—	—	—	—	409	(76)	332	1,949	2,282

Balance of March 31, 2010	135,364	180,804	—	14,955	467,415	(36,592)	761,947	5,118	767,065

Note: Breakdown of other retained earnings	(Unit: millions of yen)

			Reserve for
	Reserve for	Reserve for	warranty on
	deferral of capital	special	computer	Reserve for social		Retained earnings	Total other
	gain on property	depreciation	programs	contributions	General reserve	brought forward	retained earnings
Balance of March 31, 2009	467	357	58	88	441,350	24,683	467,006
Changes in the term Dividends from surplus						(22,858)	(22,858)
Reversal of reserve for deferral of capital gain on property	(17)					17	—
Transfer to reserve for special depreciation		17				(17)	—
Reversal of reserve for special depreciation		(212)				212	—
Reversal of reserve for warranty on computer programs			(29)			29	—
Transfer of reserve for social contribution				23		(23)	—
Reversal of reserve for social contribution				(110)		110	—
Reversal of general reserve					(11,000)	11,000	—
Disposal of treasury stock						(38)	(38)
Net income						23,305	23,305
Total changes in the term	(17)	(195)	(29)	(87)	(11,000)	11,739	409

Balance of March 31, 2010	450	161	29	1	430,350	36,423	467,415

Notes to Non-consolidated Financial Statements

*	All figures are rounded down to nearest million yen.
Notes Regarding Significant Accounting Policies
1. Accounting Policy for Securities
(1) Securities of subsidiaries and affiliates
Securities of subsidiaries and affiliates are stated at cost based on the moving average method.
(2) Other securities

Marketable securities:
Marked to market based on the market price at the end of the term and other factors (accounting for all valuation differences with the full net-assets injection method; the cost of securities sold is valued at moving average cost).

Non-marketable securities:	Stated at cost based on the moving average method.
2. Accounting Policy for Derivatives
Derivatives are stated at market value.
3. Accounting Policy for Inventories
Inventories are stated principally at cost using the gross average method (the amounts on the balance-sheets are stated based on the method of devaluing book values by lowered profitability).
4. Depreciation and Amortization
(1) Tangible fixed assets:
Depreciated by using the declining-balance method.
Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method. Major useful life is as follows:

Buildings:	5-50 years

Machinery and equipment:	4-12 years
(2) Intangible fixed assets (excluding leased assets):
Depreciated by using the straight-line method.
With software for sale in the market, however, the Company records the larger of an amortization based on projected sales profits or a uniform amortization based on a projected effective sales period for the balance. The initially projected effective sales term is 3 years. With software for internal use, the Company uses the straight-line method based on a usable period of 5 years.
Goodwill is amortized using the straight-line method over the period of investment effect (16 years or 3 years).
(3) Leased assets
Finance leases for which ownership does not transfer to lessees;

Ricoh uses straight-line depreciation for Leased assets regarding Lease-term as useful life.
In addition, with regards to Lease contracts on or before March 31, 2008, Ricoh uses accounting similar to the accounting treatment for ordinary sale and purchase transactions.
5. Basis for Provision of Reserves
(1) Allowance for doubtful accounts:
The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverableness.
(2) Reserve for bonuses:
The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.
(3) Reserve for bonuses to Directors
The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to Directors for the current financial year.
(4) Warranty reserve:
To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs.
(5) Reserve for retirement allowances:
To cover projected employee benefits, the Company records the estimated obligations at the end of current fiscal year based on projected year-end benefit obligations and plan assets. For actuarial gains or losses and for prior service costs, the Company uses straight-line amortization over a certain period of time (15 years) within averaged remaining employment term as incurred in each business year starting from the year following the year of occurrence. For past service liability (PSL) the Company uses straight-line amortization over a certain period of time (15 years) within averaged remaining employment term as incurred in each business year.
6. Consumption Taxes
The consumption tax and the local consumption tax are excluded from profits and losses.
7. Application of Consolidated Taxation System
From this fiscal year under review, the Company has adopted consolidated taxation system with the Company being the consolidated parent company.
8. Hedge Accounting
(1) Hedge accounting methods:
With interest-rate swaps, the Company hedges by assigning transactions that meet assignment requirements.
(2) Hedge instruments and targets:

Hedging Instruments:	Interest swaps

Hedged items:	Interests of long-term borrowings

(3) Hedging policies:
In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.
(4) Hedge effectiveness:
The Company assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments. Interest rate swaps, which the Company hedges by assigning transactions that meet assignment requirements, are exempt.
9. Revision on Accounting Settlement
Accounting Standard for Retirement Benefits
Effective as of April 1, 2009, Ricoh adopted the new accounting standard, “Partial Amendments to Accounting Standard for Retirement Benefits (Part3)” Statement No. 19 issued by the Accounting Standard Board of Japan on July 31, 2008). As a result of adopting this accounting standard, there was no impact on operating income, ordinary income and income before income taxes for the fiscal year ended March 31, 2010.
Notes to Non-consolidated Balance Sheets

1. Accumulated depreciation on tangible fixed assets:	¥410,696 million

2. Guarantee obligation:

Lease obligations related to automobiles leased by the affiliated companies and other obligations:	¥253 million

3. Monetary debts and credits for affiliates:

Short-term receivable due from affiliates:	¥301,247 million

Long-term receivable due from affiliates:	¥149,961 million

Short-term payable due to affiliates:	¥79,078 million

Notes to Non-consolidated Statements of Income

Transaction with affiliates:

Sales:	¥742,468 million

Purchase:	¥306,624 million

Non-operating transactions:	¥30,917 million

Notes to Statements of Changes in Net Assets

1. Number of outstanding shares as of the end of the fiscal year under review

Common stock:	744,912,078 shares

2. Number of treasury stocks as of the end of the fiscal year under review

Common stock:	19,320,723 shares

3. Dividends of retained earnings

(1)	Payment of dividends

	Total amount of
Resolution	dividends	Dividends per share	Record date
Ordinary General Meeting of Shareholders (June 25, 2009)	¥10,885 million	¥15.00	March 31, 2009
Board of Directors meeting (October 27, 2009)	¥11,973 million	¥16.50	September 30, 2009
(2)	Among the dividends for which the record date falls within the fiscal year under review, the portion of the dividends for which the effective date falls in the next fiscal year

	Total amount of
Resolution (scheduled)	dividends	Dividends per share	Record date
Ordinary General Meeting of Shareholders (June 25, 2010)	¥11,972 million	¥16.50	March 31, 2010
Notes to Deferred Tax Accounting
Major factors giving rise to deferred tax assets include denial of reserve for retirement benefits and denial of reserve for bonuses, while major factors giving rise to deferred tax liabilities are gains on establishment of retirement benefit trust, intangible fixed assets succeeded due to the absorption-type merger* and unrealized holding gains/losses on other securities.

*	Deferred tax liability for the non-deductible intangible asset succeeded from Ricoh Printing Systems, Ltd.
Notes to Leased Fixed Assets
The Company uses fixed assets in the balance sheets and certain office equipment and production facilities, etc. under finance lease contracts without ownership transfer.

Notes to Related Party Transactions
(Unit: millions of yen)

								Balance as
								of the fiscal
		Voting rights	Relation with company		Description	Transaction		year under
	Name of	held by	Concurrent		of	amount	Account	review
Attribute	company, etc.	Company	Directors	Business relation	transactions	(Note 3)	item	(Note 3)
Subsidiary	Tohoku Ricoh Co., Ltd.	(Possessed) Directly: 100%	Yes	Manufacturing of the Company’s office equipment	Purchase of products (Note 1)	45,188	Accounts payable - trade	14,510
Subsidiary	Ricoh Sales Co., Ltd.	(Possessed) Directly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	171,181	Accounts receivable - trade	40,705
Subsidiary	Ricoh Chubu Co., Ltd.	(Possessed) Directly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	40,793	Accounts receivable - trade	9,506
Subsidiary	Ricoh Kansai Co., Ltd.	(Possessed) Directly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	69,281	Accounts receivable - trade	15,367
Subsidiary	Ricoh Leasing Company, Ltd.	(Possessed) Directly: 46.9% Indirectly: 4.2%	Yes	Leasing of the Company’s products Lending of funds	Factoring Lending of funds (Note 2)	62,577 862,510	Accounts payable - other Short-term loans Long-term loans	— 71,975 40,000
Subsidiary	Ricoh Technosystems Co., Ltd.	(Possessed) Directly: 100%	Yes	Sales and maintenance of the Company’s office equipment	Receipt of dividend	6,492	—	—
Subsidiary	RICOH INDUSTRIE FRANCE S.A.S.	(Possessed) Directly: 100%	Yes	Manufacturing of the Company’s office equipment	Sales of components (Note 1)	35,476	Accounts receivable - trade	11,412
Subsidiary	RICOH AMERICAS CORPORATION	(Possessed) Directly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	29,252	Accounts receivable - trade	7,189
					Lending of funds (Note 2)	11,095	Short-term loans Long-term loans	15,086 83,022
Subsidiary	RICOH ELECTRONICS, INC.	(Possessed) Indirectly: 100%	Yes	Manufacturing of the Company’s office equipment	Sales of components (Note 1)	101,129	Accounts receivable - trade	7,094
Subsidiary	RICOH PRINTING SYSTEMS AMERICA, INC.	(Possessed) Directly: 95.6% Indirectly: 4.4%	No	Lending of funds	Lending of funds (Note 2)	15,337	Short-term loans Long-term loans	36,159 23,441
Subsidiary	RICOH EUROPE SCM B.V.	(Possessed) Indirectly: 100%	Yes	Sale of the Company’s office equipment	Sales of products (Note 1)	73,848	Accounts receivable - trade	19,306
Subsidiary	RICOH UK HOLDINGS LTD.	(Possessed) Directly: 100%	Yes	Regional holding company in UK	Receipt of dividend	3,144	—	—
Subsidiary	RICOH ASIA INDUSTRY LTD.	(Possessed) Directly: 100%	Yes	Sale of the Company’s office equipment	Purchase of products (Note 1)	77,998	Accounts payable - trade	7,193
Subsidiary	Ricoh Hong Kong Ltd.	(Possessed) Directly 100%	Yes	Manufacturing of the Company’s office equipment	Receipt of dividend	3,170	—	—
Notes: Transaction conditions and policy in determining transaction conditions

1.	Prices and other transaction conditions are determined through price negotiations, taking into account the market situation.

2.	Lending is determined each time through negotiations based on market prices.

3.	The transaction amount does not include the consumption tax, while the ending balance includes the consumption tax, etc.
Notes to Per-share Information

1. Net assets per share:	¥1,057.15

2. Basic net income per share:	¥32.12

Diluted net income per share:	¥31.22

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 19, 2010
The Board of Directors
Ricoh Company, Ltd.

KPMG AZSA & Co.

Teruo Suzuki (Seal) Designated and Engagement Partner Certified Public Accountant

Ryoji Fujii (Seal) Designated and Engagement Partner Certified Public Accountant

Junichi Adachi (Seal) Designated and Engagement Partner Certified Public Accountant
We have audited the statutory report, comprising the non-consolidated balance sheet, the nonconsolidated statement of income, the statement of changes in net assets and the notes to nonconsolidated financial statement, and its supporting schedules of Ricoh Company, Ltd. as of March 31, 2010 and for the 110th business year from April 1, 2009 to March 31, 2010 in accordance with Article 436(2)-1 of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Ricoh Company, Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Transcript of the Corporate Auditor’s Report (originally issued in Japanese)
Corporate Auditor’s Report
The Board of Corporate Auditors has prepared this Audit Report upon discussion based on the audit reports prepared by each Corporate Auditor concerning the execution of duties by Directors for the fiscal year from April 1, 2009 to March 31, 2010, and hereby reports as follows:
1. Auditing methods employed by Corporate Auditors and the Board of Corporate Auditors
The Board of Corporate Auditors prescribed audit policies, work shares and other relevant matters, received reports from each Corporate Auditor on their implementation of audits and results thereof, as well as reports from Directors, etc. and the Accounting Auditor on the performance of their duties, and requested explanations from them whenever necessary.
Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the audit policies, work shares, etc., communicated with Directors, staff of the internal audit sector, other employees, etc., strove to establish the environment for collecting information and auditing, attended Board of Directors and other important meetings, received reports from Directors, employees, etc. on the execution of their duties, requested explanations from them whenever necessary, inspected important written approvals, etc., examined the status of operations and assets at the head office and principal offices. We also monitored and verified the system for ensuring that the execution of duties by Directors conforms to the related laws and regulations and the Articles of Incorporation, the resolution of the Board of Directors concerning the establishment of the system stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Regulations of the Corporate Law aiming to secure the appropriateness of joint-stock companies’ operations; and the status of an internal control system established in accordance with the said resolution. Meanwhile, we communicated and exchanged information with Directors, Corporate Auditors, etc. of subsidiaries, received reports from subsidiaries whenever necessary, as well as visited and examined some subsidiaries. Based on the above methods, we examined the business report and the supporting schedules for the fiscal year under review.
Besides, we monitored and verified whether the Accounting Auditor implemented appropriate audits while maintaining independence, received reports from the Accounting Auditor on the execution of their duties, and sought explanations whenever necessary. Furthermore, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council; October 28, 2005), etc., and sought explanations whenever necessary. Based on the above methods, we examined non-consolidated financial statements (balance sheets, statements of income, statement of changes in stockholders’ equity, and notes to financial statements) and the supporting schedules for the fiscal year under review, as well as consolidated financial statements (balance sheets, statements of income, statement of shareholders’ investment, and notes to financial statements).
2. Audit results
(1) Results of audit of Business Report, etc.
(i)	We hereby state that the business report and the supporting schedules fairly represent the Company’s conditions in accordance with the related laws and regulations and the Articles of Incorporation.

(ii)	With regard to the performance of duties by Directors, we find no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation.

(iii)
We hereby state that the content of the resolution by the Board of Directors concerning the internal control system is proper. In addition, we find no matters on which to remark in regard to the execution of duties by the Directors regarding the internal control system.

(2) Results of audit of non-consolidated financial statements and the supporting schedules
We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA & Co., and the results are appropriate.
(3) Results of audit of consolidated financial statements
We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA & Co., and the results are appropriate.
May 20, 2010

The Board of Corporate Auditors, Ricoh Company, Limited
Senior Corporate Auditor (Full-time)	Yuji Inoue	(seal)
Corporate Auditor (Full-time)	Shigekazu Iijima	(seal)
Corporate Auditor	Kenji Matsuishi	(seal)
Corporate Auditor	Takao Yuhara	(seal)

Note:	Corporate auditors Kenji Matsuishi and Takao Yuhara are outside corporate auditors in accordance with Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

Consolidated Statements of Cash Flow (Unaudited)

	Millions of yen
	For the year ended March 31,
	2010	2009
1. Cash flows from operating activities
Consolidated net income	29,852	8,852
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	98,941	101,817
Changes in assets and liabilities	53,936	(73,767)
Other, net	7,974	50,586
Net cash provided by operating activities	190,703	87,488

2. Cash flows from investing activities
Sales and purchases of property, plant and equipment, net	(65,388)	(96,491)
Sales and purchases of available-for-sale securities, net	326	(1,538)
Purchase of business, net of cash acquired	(4,760)	(157,404)
Other, net	(19,748)	(27,739)
Net cash used in investing activities	(89,570)	(283,172)

3. Cash flows from financing activities
Change in borrowings, indebtedness and debt securities, net	(89,849)	322,288
Dividend paid	(22,858)	(25,320)
Payment for purchase of treasury stock	(183)	(644)
Other, net	(488)	(410)
Net cash provided (used in) financing activities	(113,378)	295,914

4. Effect of exchange rate changes on cash and cash equivalents	(4,074)	(12,353)
5. Net increase (decrease) in cash and cash equivalents	(16,319)	87,877
6. Cash and cash equivalents at beginning of year	258,484	170,607
7. Cash and cash equivalents at end of year	242,165	258,484

Reference Material for Ordinary General Meeting of Shareholders
Agenda 1: Appropriation of surplus
After considering the earnings results for the current fiscal year, the strengthening of our corporate structure as well as our outlook for future development of operations, we propose the appropriation of surplus to be as follows:
1.	Year-end dividends
Year-end dividends for the current fiscal year will be paid as follows:
(1)	Type of dividend assets

Cash
(2)	Matters concerning allocation of dividend assets and the total amount
We propose a year-end dividend of ¥16.5 per common share of the Company, up ¥1.5 per share from the previous fiscal year-end. The total amount of dividends will be ¥11,972,257,358.
Accordingly, the annual dividend for the current fiscal year, being the total of the interim and year-end dividends, amounts to ¥33 per share, the same amount as the previous fiscal year.
(3)	Effective date of the distribution of surplus
We propose that the effective date of the distribution of surplus be June 28, 2010.
2.	Other appropriation of surplus

(1) Item of surplus whose amount is to be increased and the amount thereof
Reserve for social contributions:	¥87,300,000
(2) Item of surplus whose amount is to be decreased and the amount thereof
Retained earnings carried forward:	¥87,300,000

Agenda 2: Election of eleven (11) Directors
Mr. Masayuki Matsumoto, Director, resigned from his position on March 31, 2010, and Mr. Katsumi Yoshida, Director, will resign from his position on June 18, 2010. The tenure of office of the other nine (9) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, the Company proposes the appointment of eleven (11) Directors at this meeting.
The candidates for Director are as follows:

Number of the
	Name	Brief personal profile, position and responsibilities at the Company		Company’s
No.	(Date of birth)	(* Asterisk denotes significant concurrent positions)		shares held
1	Masamitsu Sakurai	Apr. 1966	Joined the Company	27,000
	(January 8, 1942)	May 1984	President of Ricoh UK Products Ltd.
		Apr. 1990	General Manager of Purchasing Division
		June 1992	Director
		Apr. 1993	President of Ricoh Europe B.V.
		June 1994	Managing Director
		Apr. 1996	President and Representative Director
		June 2005	Representative Director (Current) President Chairman of the Board (Current)
		Apr. 2007	Chairman (Current)
* Chairman of Japan Association of Corporate Executives (Current)
2	Shiro Kondo	Apr. 1973	Joined the Company	18,000
	(October 7, 1949)	July 1999	Deputy General Manager of Imaging System Business Group
		June 2000	Senior Vice President
		Oct. 2000	General Manager of Imaging System Business Group
		June 2002	Executive Vice President
		June 2003	Managing Director
		Oct. 2004	General Manager of MFP Business Group
		June 2005	Director
Corporate Executive Vice President
		Apr. 2007	Representative Director (Current)
President (Current)
CEO (Chief Executive Officer) (Current)
3	Takashi Nakamura	Apr. 1972	Joined the Company	20,693
	(September 2, 1946)	Apr. 1990	President of Ricoh UK Products Ltd.
		Jan. 1995	President of Ricoh Europe B.V.
		May 1998	Deputy General Manager of Corporate Planning Division
		June 1998	Director
		June 2000	Senior Vice President
		June 2002	President of Ricoh Elemex Corporation
		June 2004	Managing Director
		June 2005	Director (Current)
		Jan. 2006	Corporate Executive Vice President (Current)
CHO (Chief Human Resource Officer) (Current)
		Apr. 2008	General Manager of Personnel Division (Current)
4	Kazunori Azuma	Apr. 1971	Joined the Company	14,000
	(February 11, 1949)	Oct. 1994	President of Hokkaido Ricoh Co., Ltd.
		June 2000	Senior Vice President
		Oct. 2000	President of Ricoh Technosystems Co., Ltd.
		June 2003	Managing Director
Executive Vice President
		Nov. 2003	General Manager of Marketing Group
		June 2005	Director (Current)
		Corporate	Executive Vice President (Current)
		Apr. 2009	General Manager of Global Marketing Taskforce
		June 2009	General Manager of Global Marketing Group (Current)

Number of the
	Name	Brief personal profile, position and responsibilities at the Company		Company’s
No.	(Date of birth)	(* Asterisk denotes significant concurrent positions)		shares held
5	Zenji Miura	Apr. 1976	Joined the Company	15,000
	(January 5, 1950)	Jan. 1993	President of Ricoh France S.A.
		Apr. 1998	Deputy General Manager of Finance and Accounting Division
		Oct. 2000	Senior Vice President
General Manager of Finance and Accounting Division
		June 2003	Executive Vice President
		June 2004	Managing Director
		June 2005	Director (Current)
Corporate Executive Vice President (Current)
CFO (Chief Financial Officer) (Current)
		Apr. 2006	CIO (Chief Information Officer) (Current)
General Manager of Corporate Planning Division
		Feb. 2008	In charge of Internal Management and Control Division (Current)
		Apr. 2009	CSO (Chief Strategy Officer) (Current)
General Manager of CRGP Office (Current)
Deputy General Manager of Global Marketing Taskforce
		June 2009	General Manager of Global Marketing Support Division (Current)
General Manager of Trade Affairs & Export/Import Administration Division (Current)
6	Hiroshi Kobayashi	Apr. 1974	Joined the Company	6,000
	(July 2, 1948)	Apr. 2002	General Manager of Corporate Planning Division
	(Note 1)	June 2002	Senior Vice President
		June 2004	Executive Vice President
		Oct. 2004	General Manager of LP Division Business Group
		June 2005	Corporate Senior Vice President (Current)
		Apr. 2007	General Manager of Printer Business Group
		Apr. 2008	General Manager of Office Business Planning Center
		Apr. 2009	General Manager of Corporate Technology Development Group (Current)
* Chairman of Ricoh Software Research Center (Beijing) Co., Ltd. (Current)
7	Shiro Sasaki	Apr. 1972	Joined the Company	1,000
	(December 23, 1949)	Apr. 2000	President of Gestetner Holdings PLC.
	(Note 1)	Apr. 2002	President of NRG Group PLC
		June 2004	Senior Vice President (Current)
		Apr. 2006	Chairman of Ricoh Europe B.V.
Chairman of NRG Group PLC.
		Apr. 2007	*Chairman of Ricoh Europe, PLC. (Current)
*Chairman of Ricoh Europe (Netherlands) B.V. (Current)
		June 2009	General Manager of European Marketing Group (Current)

Number of the
	Name	Brief personal profile, position and responsibilities at the Company		Company’s
No.	(Date of birth)	(* Asterisk denotes significant concurrent positions)		shares held
8	Yoshimasa Matsuura	Apr. 1971	Joined the Company	6,000
	(June 23, 1947)	Jan. 1995	President of Ricoh UK Products Ltd.
	(Note 1)	May 1999	General Manager of Supply Chain Management Planning Division
		June 2004	Senior Vice President
		Oct. 2004	General Manager of Office Business Planning Center
		June 2005	Deputy General Manager of MFP Business Group
		Apr. 2007	Corporate Senior Vice President (Current)
General Manager of MFP Business Group (Current)
		Apr. 2008	General Manager of Controller Development Division
9	Nobuo Inaba	Apr. 1974	Joined the Bank of Japan	0
	(November 11, 1950)	May 1992	Director, Head of Securities Division, Credit and Market Management Department
	(Note 1)	May 1994	Director, Head of Planning Division Policy Planning Office
		May 1996	Deputy Director-General, Policy Planning Office
		Apr. 1998	Deputy Director-General (Adviser), Policy Planning Office
		Apr. 2000	Adviser to the Governor Monetary Policy Studies Department, Policy Planning Office
		June 2001	Director-General, Information System Services Department
		June 2002	Director-General, Bank Examination and Surveillance Department
		May 2004	Executive Director, Financial System Stability
		May 2008	Joined the Company
Executive Adviser (Current)
10	Eiji Hosoya	Apr. 1968	Joined Japanese National Railways	0
	(February 24, 1945) (Note 1)	June 1990	Manager of Management Administration Dept., Corporate Planning Headquarters of East Japan Railway Company
		June 1993	Director of East Japan Railway Company
		June 1996	Executive Director of East Japan Railway Company
		June 2000	Executive Vice President of East Japan Railway Company
General Manager of Life-style Business Development Headquarters of East Japan Railway Company
		Apr. 2002	Vice Chairman of Japan Association of Corporate Executives
		June 2003	Director, Chairman and Representative Executive Officer of Resona Bank, Limited.
		June 2003	*Director, Chairman and Representative Executive Officer of Resona Holdings Inc. (Current)
		June 2005	Representative Director and Chairman of Resona Bank, Ltd.
		Apr. 2008	Secretary of Japan Association of Corporate Executives (Current)
		June 2009	*Director and Chairman of Resona Bank, Ltd. (Current)

Number of the
	Name	Brief personal profile, position and responsibilities at the Company		Company’s
No.	(Date of birth)	(* Asterisk denotes significant concurrent positions)		shares held
11	Mochio Umeda	Jan. 1988	Joined Arthur D. Little (Japan) Inc.	0
	(August 30, 1960)	Oct. 1994	Director of Arthur D. Little Inc.
	(Note 1)		May 1997 Founded MUSE Associates, LLC
*President of MUSE Associates, LLC (Current)
		Aug. 2000	Founded Pacifica Fund I.LP.
*Managing Director of Pacifica Fund I.LP. (Current)

Notes:

1.	Messrs. Hiroshi Kobayashi, Shiro Sasaki, Yoshimasa Matsuura, Nobuo Inaba, Eiji Hosoya and Mochio Umeda are newly proposed candidates for Director.

2.	There are no special interests between any candidate and the Company.

3.	Messrs. Eiji Hosoya and Mochio Umeda are candidates for Outside Director.

4.
With his abundant experience as a management member of East Japan Railway Company, Resona Holdings Inc. and Resona Bank, Ltd., besides his experience as a Secretary of Japan Association of Corporate Executives, we have judged that Mr. Eiji Hosoya is an appropriate person to be a Director of the Company. Hence, we propose him as a Director.

5.
With his advanced insight in the field of information technology and experience in global businesses, we have judged that Mr. Mochio Umeda is an appropriate person to be a Director of the Company. Hence, we propose him as a Director.

6.
If Messrs. Eiji Hosoya and Mochio Umeda are elected as Outside Directors, the Company will execute a liability limitation contract with both candidates to limit liability for damages to the higher of ¥10,000,000 or the minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Agenda 3: Election of two (2) Corporate Auditors
The tenure of office of Mr. Shigekazu Iijima, Corporate Auditor, will expire at the conclusion of this Ordinary General Meeting of Shareholders, and Mr. Kenji Matsuishi will resign at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, the Company proposes the appointment of two (2) Corporate Auditors at this meeting.
The Board of Corporate Auditors has given its consent to this agenda.
The candidates for Corporate Auditor are as follows:

Number of the
	Name	Brief personal profile and position at the Company		Company’s
No.	(Date of birth)	(* Asterisk denotes significant concurrent positions)		shares held
1	Shigekazu Iijima	Apr. 1972	Joined the Company	8,000
	(July 7, 1948)	Oct. 1990	General Manager of Accounting Department, of Finance and Accounting Division
		Apr. 1993	General Manager of Administration Department, of Electronic Device Division
		June 1996	Leader of Management Planning Group of Corporate Planning Division
		June 1999	Director of Ricoh Elemex Corporation
		Apr. 2004	General Manager of Business Planning Department of International Business Group
		July 2005	General Manager of Business Strategy & Planning Center of International Business Group
		June 2006	Corporate Auditor (Current)
2	Tsukasa Yunoki	Apr. 1968	Registered as Attorney	0
	(July 6, 1943)	Apr. 1968	Joined Junjiro Tomisawa Law Office
	(Note 1)	Jan. 1970	Established Yunoki Law Office
		May 1997	*Principal of Yunoki Law Office (Current)

Notes:

1.	Mr. Tsukasa Yunoki is a newly proposed candidate for Corporate Auditor.

2.	There are no special interests between any candidate and the Company.

3.	Mr. Tsukasa Yunoki is a candidate for Outside Corporate Auditor.

4.
With his insight and longstanding experience as an Attorney, we have judged that Mr. Tsukasa Yunoki is an appropriate person to be a Corporate Auditor of the Company. Hence, we propose him as a Corporate Auditor.

5.
If approval is given for Mr. Tsukasa Yunoki to be appointed as Outside Corporate Auditor of the Company and Mr. Tsukasa Yunoki assumes the post of Outside Corporate Auditor, the Company will execute a liability limitation contract with him to limit liability for damages to the higher of ¥5,000,000 or the minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Agenda 4: Election of one (1) Substitute Corporate Auditor
The Company proposes to appoint in advance one (1) Substitute Outside Corporate Auditor as a substitute for Outside Corporate Auditors Mr. Takao Yuhara, and Mr. Tsukasa Yunoki, who will be appointed to the position of Outside Corporate Auditor in the case that Agenda 3 is approved as proposed, so that audit operations can be carried out continuously even in the case where the number of Corporate Auditors falls below the number required by law.
The above appointment may be nullified by resolution of the Board of Directors with the consent of the Board of Corporate Auditors only before the candidate assumes as Outside Corporate Auditor.
The Board of Corporate Auditors has given its consent to this agenda.
The candidate for Substitute Outside Corporate Auditor is as follows:

Number of the
Name	Brief personal profile and position at the Company		Company’s
(date of birth)	(* Asterisk denotes significant concurrent positions)		shares held
Kiyohisa Horie (March 7, 1948)	Apr. 1970	Joined Horie Morita Audit Office (now : Meiji Audit Corporation) Joined Showa Accounting Office	0
	Aug. 1980	Registered as Certified Public Accountant
	Mar. 1988	Registered as Tax Accountant
	Apr. 1988	*Senior Partner of Meiji Audit Corporation (Current)
	May 1988	*Representative Director of Showa Accounting Office (Current)
	May 1988	Managing Partner of Meiji Audit Corporation (Current)
	May 1998	*Vice-Chairman & Managing Partner of Meiji Audit Corporation (Current)

Notes:

1.	There are no special interests between the candidate and the Company.

2.	Mr. Kiyohisa Horie is a candidate for Substitute Outside Corporate Auditor.

3.
With his insight and longstanding experience as a certified tax accountant and certified public accountant, we have judged that the candidate Mr. Kiyohisa Horie is an appropriate person to be a Corporate Auditor of the Company. Hence, we propose him as a Substitute Corporate Auditor.

4.
If approval is given for Mr. Kiyohisa Horie to be appointed as Substitute Corporate Auditor of the Company and Mr. Kiyohisa Horie assumes the post of Outside Corporate Auditor, the Company will execute a liability limitation contract with him to limit liability for damages to the higher of ¥5,000,000 or the minimum liability limit amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Agenda 5: Payment of bonuses to Directors
The Company proposes that bonuses amounting to ¥86.8 million be paid to the (9) Directors (excluding Outside Directors) who are at the office of Directors during the current fiscal year, based on the Company’s earnings results and other factors. The Company requests that the details such as specific amount to be paid to each Director, timing and manner of payment be left to the decision of the Board of Directors.

Guidelines for Exercise of Voting Rights via the Internet
Please note the following matters when exercising your voting rights via the Internet.
1.	The Online Voting Website

Online votes can only be cast from the Online Voting Website below specified by the Company. Please note that you will not be able to use cellular phones as a terminal for exercising voting rights via the Internet.

•	Online Voting Website: http://www.web54.net
2.	Handling of Votes
•	To exercise your voting rights via the Internet, use the “Voting right exercise code” and “Password” in the included voting form, and enter your votes following the on-screen guidance.
•	When you access the designated website, you are requested to create a new eight-digit password. Please prepare the eight-digit password in advance.
•	Please cast your votes as early as possible. The deadline for voting is Thursday, June 24, 2010 at 5:30 p.m., the day before the Ordinary General Meeting of Shareholders will be held.
•	If you vote multiple times, the last vote that we receive will be counted as your vote. If we receive online votes and paper votes on the same day, the online votes will be counted as the valid vote.
•	Expenses incurred when accessing the website designated for exercising voting rights (fees for Providers and carriers such as ISP access charges) shall be borne by shareholders.
3.	Handling of Password and Voting Right Exercise Code
•
Please keep secret the new password you create because it is necessary to identify you as the eligible shareholder. If you forget or lose the password, you will not be able to exercise your voting rights or to change your approval or disapproval in respect of the agenda you voted on via the Internet.

(We regret that we will not be able to answer questions you may wish to ask regarding a new password.)
•
If the password is entered incorrectly a predetermined number of times, then the site will become locked and you will not be able to exercise your voting rights or to change your approval or disapproval in respect of the agenda you voted on via the Internet. If you would like your password to be re-issued, please follow the on-screen guidance.

•	The voting right exercise code on the voting form is valid only for this Ordinary General Meeting of Shareholders.
4.	System Requirements

When exercising your voting rights via the Internet, please make sure that your system meets the following requirements.
•	The screen resolution must be at least 800 x 600 dots (SVGA).

•	The following applications must be installed.
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*
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5.	Inquiries Relating to Computer Operation, Etc.

Please direct your inquiries regarding personal computer operations to exercise your voting right via the Internet to:
Exclusive Information Site for Ricoh: http://www.ricoh.com/IR/contact.html
*For Institutional Investors:
In addition to the way explained above, institutional investors can also use the “Electronic Voting Platform” operated by ICJ Inc. in order to cast their votes for this Ordinary General Meeting of Shareholders electronically.